UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K/A
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-15060
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
UBS Savings and Investment Plan
677 Washington Boulevard
Stamford, CT 06901
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UBS AG
Bahnhofstrasse 45
CH-8098 Zurich, Switzerland

Explanatory Note
This Form 11-K/A is being filed solely to delete Note 9 from the Notes to Financial Statements because the referenced litigation was filed against the Plan sponsor and not the Plan itself.
In addition, changes due to rounding have been made to two sets of numbers in the financial statements (see Note 4).

UBS SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

UBS SAVINGS AND INVESTMENT PLAN
December 31, 2008 and 2007

EXHIBIT	Description
23-1	Consent of Independent Registered Public Accounting Firm
Schedules of Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2008 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Board and Savings Plan Committee for the
  UBS Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the UBS Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financials statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Mitchell & Titus, LLP
New York, New York
September 8, 2009

UBS SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31
	2008	2007
ASSETS
Investment in UBS AG Master Trust, at fair value	$1,013,562,543	$1,421,768,365
Participant loans	14,769,523	16,373,400

	1,028,332,066	1,438,141,765

Contributions Receivable:
Employer	38,804,636	41,531,918

Net assets available for benefits	$1,067,136,702	$1,479,673,683

The accompanying notes are an integral part of these financial statements.

UBS SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
ADDITIONS TO NET ASSETS
Investment Income (Loss) from UBS AG Master Trust:
Net realized/unrealized depreciation in the fair value of investments	$(478,262,112)	$(18,913,907)
Dividend and interest income	35,913,575	84,688,772

Net investment (loss) income	(442,348,537)	65,774,865

Contributions:
Participants	98,659,321	125,858,947
Employer, net	72,159,133	78,525,744

Total contributions	170,818,454	204,384,691

	(271,530,083)	270,159,556

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	140,747,982	95,335,227
Net (decrease)/increase prior to transfers	(412,278,065)	174,824,329
Net transfers to other plans	(258,916)	(1,002,111)

Net (decrease)/increase in net assets available for benefits	(412,536,981)	173,822,218

Net Assets Available for Benefits:
Beginning of year	1,479,673,683	1,305,851,465

End of year	$1,067,136,702	$1,479,673,683

The accompanying notes are an integral part of these financial statements.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the UBS Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

General

The Plan is a defined contribution plan, which provides retirement benefits to all eligible employees of the UBS United States Operations (the “Company”), which includes UBS Securities LLC, UBS AG, UBS Services LLC, UBS O’Connor LLC, UBS Energy LLC, UBS Alternative and Quantitative Investments LLC, UBS Global Asset Management (Americas) Inc., UBS Realty Investors LLC, UBS Americas Inc., UBS Clearing Services Corp., Dillon Read Capital Management LLC, UBS USA LLC and Prediction Company LLC. Subject to certain exceptions, Company employees on US payroll, including part-time employees, are eligible to participate in the Plan upon the completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA).

The Plan is administered by the Retirement Board and Savings Plan Committee (the “Retirement Board”) of the Company. State Street Corporation (the “Trustee”) is the Plan’s trustee, Hewitt Associates LLC is the Plan’s record keeper, and Callan Associates serves as the Plan’s investment advisor. At December 31, 2008 and 2007, there were 14,846 and 15,801 Plan participants, respectively.

The Plan’s assets are invested in a master trust which in turn invests in mutual funds, commingled funds, separately-managed accounts, and the UBS Company Stock Fund (the “UBS Stock Fund”).

Certain accounting and other administrative services are provided by the Company at no charge to the Plan.

For the years ended December 31, 2008 and 2007, all expenses related to the administration of the Plan and all fees paid to the Trustee and third party service providers were paid by Plan Sponsor on behalf of the Plan.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Master Trust

The UBS AG Master Trust (the “Master Trust”) was established on September 1, 1996 for the Plan. The Master Trust consists of the Plan and the UBS Pension Plan (the “Pension Plan”). The investments of both plans are held in the Master Trust, which is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan.

Contributions

Each year, Plan participants may elect to contribute, on a pre-tax basis, an amount representing from 1% to 50% of their eligible compensation, including all or a portion of their discretionary annual incentive bonus, subject to the maximum allowable contribution as established by the Internal Revenue Code (the “Code”). The maximum allowable contribution was $15,500 for 2008 and 2007. As a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable pre-tax contribution for participants who attained age 50 on or before December 31, 2008 and 2007 was $20,500. These limits are subject to change in future years to be consistent with IRS limitations. The Company contributes an amount (the “Company Match”), up to 75% of the first 4% of each participant’s eligible annual compensation contributed, subject to limitations, to each participant’s account.

Employer contributions (the “Retirement Contribution”) are calculated based on 4% of eligible annual compensation as of the last day of the fiscal year (subject to statutory limits) and applied to the participant accounts as soon as administratively feasible the following year. The Retirement Contributions, approximately $38,805,000 and $41,532,000 as of December 31, 2008 and 2007, respectively, are reflected as employer contribution receivable on the Statements of Net Assets Available for Benefits.

Employees hired on or after December 2, 2001 automatically become participants of the Plan and will receive the Retirement Contribution after meeting certain eligibility requirements. Employees hired on or before December 1, 2001 were provided a one-time option to elect to receive Retirement Contributions beginning January 1, 2002, or to continue receiving annual benefit accruals in the UBS Pension Plan.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Under the Plan, each participant has two accounts—their Employee Account and their Company Account. When the Company Account is funded, the participant has a one-time opportunity to make an investment election for the contribution. Thereafter, the two accounts are managed by the employee as a single account. Only one asset allocation can be selected for both the Employee Account and the Company Account. The participant’s Employee Account reflects all contributions made by the participant and the Company Match, in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant’s Company Account reflects the Retirement Contribution for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these contributions.

Vesting

A participant is 100% vested in his or her Retirement Contribution plus earnings thereon after three years of service, attaining age 65 while still an employee, becoming totally and permanently disabled, or upon death. In addition, participants are immediately fully vested in their pre-tax 401(k) contributions and the Company matching contributions in the Plan.

Certain individuals who were transferred into the Plan from the UBS Financial Services Inc. 401(k) Plus Plan became 100% vested in the UBS Financial Services Inc.’s matching contributions to their accounts plus earnings thereon after three years of combined service at UBS AG and its affiliates, and 100% vested in those respective companies’ retirement contributions to their accounts plus earnings thereon after three years of vesting service at UBS AG and its affiliates.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested Company Account are used to reduce the Company’s contributions to the Plan. For the years ended December 31, 2008 and 2007, the Retirement Contributions were reduced by approximately $4,231,000 and $2,525,000, respectively, from forfeited nonvested accounts. At December 31, 2008 and 2007 forfeited nonvested accounts totaled $396,483 and $1,660,500, respectively.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Payment of Benefits

Upon the termination of employment for any reason, including death, a participant, or his or her beneficiary, may receive a distribution of the entire vested account balance, generally in a cash lump sum payment, unless any portion of such participant’s account is invested in the UBS Stock Fund, in which case the participant may elect to receive such portion in UBS shares. If the balance in the account is greater than $1,000, the participant may elect to defer the lump sum distribution until a future time, but not beyond April 1 of the year following the year the participant attains age 70 1/2 .

A participant may elect to withdraw all or part of the balance of his or her account after attaining age 59 1/2, as provided by the Plan. Subject to approval by the Retirement Board, participants may also make special withdrawals for reasons of financial hardship as provided by the Plan.

Participant Loans

Loans to participants are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance or $50,000. This $50,000 limit is reduced by the excess of the participant’s highest outstanding loan balance from his or her account during the 12-month period before the loan is made (even if repaid) over the participant’s outstanding loan balance on the date the loan is made. The period of loan repayment shall not exceed five years except in instances of loans related to the purchase of a primary residence. Such loans shall not exceed 25 years. All loans, including interest, are to be repaid in level amounts through payroll deductions no less frequently than quarterly over the life of the loan.

Plan Termination

Although the Retirement Board has not expressed any intention to do so, it reserves the right to amend, modify, or terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, affected participants shall become fully vested in their Company Accounts. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with US generally accepted accounting principles. Benefits to participants are recorded when paid.

Valuation of Investments and Income Recognition

The Plan records its investment in the Master Trust at fair value, which represents the Plan’s interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of the accompanying financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3	INVESTMENTS

Investments within the Master Trust that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2008	2007

Vanguard 500 Index Fund, 2,108,661 and 2,113,505 shares, respectively	$174,048,865	$283,505,504
Julius Baer International Equity Strategy Fund * 4,487,342 and 5,005,449 shares, respectively	110,277,292	223,643,458
UBS Select Money Market Fund, 6,527,637 and 6,312,247 shares, respectively	106,169,603	99,789,102
UBS U.S. Equity Fund, 4,842,815 shares,	—	92,637,444
UBS Multi Asset Portfolio Collective Fund, 63,852 and 67,514 shares, respectively	94,597,466	145,903,991
Vanguard Prime Money Market Fund, 13,473,095 and 10,402,400 shares, respectively	164,700,922	123,525,082

*	Fund name changed effective October 2008 to Artio International Equity Fund

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 3	INVESTMENTS (continued)

The Master Trust holds the investments of the Plan and the Pension Plan. Each participating retirement plan has an interest in the Master Trust as detailed in the table below. Investment income and expenses are allocated to the Plan based upon its pro rata share of the net assets of the Master Trust. The Trustee accounts for the Pension Plan’s investment income and expenses in a separate account from the Plan. The plans’ interests in the net assets of the Master Trust were as follows:

	December 31
Plan	2008	2007

UBS Savings and Investment Plan	78.32%	76.75%
UBS Pension Plan	21.68%	23.25

Total Master Trust	100.00%	100.00%

The following table represents the fair value of investments held by the Master Trust as of December 31:

	2008	2007

Investments, at fair value:
Mutual funds	$969,596,434	$1,329,524,348
UBS Stock Fund	42,798,994	88,974,538
Collective Short-term Investment Fund	1,167,115	3,269,479

Total UBS Savings and Investment Plan	1,013,562,543	1,421,768,365

Mutual funds	260,515,453	404,508,988
Manulife Financial Corporation	2,853,162	6,827,150
Group Annuity Contract (GAC 21)	15,631,139	15,366,625
Collective Short-term Investment Fund	1,729,820	3,792,650

Total UBS Pension Plan	280,729,574	430,495,413

Total investments, at fair value	1,294,292,117	1,852,263,778
Investment income receivable	1,442	9,572

Total net investments, at fair value	1,294,293,559	1,852,273,350
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(97,703)	161,854

Total net assets	$1,294,195,856	$1,852,435,204

The Plan’s interests in the identified Master Trust investments were as follows:

	December 31
	2008	2007

Mutual Funds	78.82%	76.67%
UBS Stock Fund	100.00	100.00
Collective Short-term Investment Fund	40.29	46.30

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 3	INVESTMENTS (continued)

The following table represents investment income earned by the Master Trust for the years ended December 31:

	2008	2007

Net realized and unrealized appreciation / depreciation in fair value of investments:
UBS Savings and Investment Plan:
Mutual funds	$(415,052,236)	$7,604,592
UBS Stock Fund	(63,209,876)	(26,518,499)

	(478,262,112)	(18,913,907)
Interest and dividend income	35,913,575	84,688,772

	(442,348,537)	65,774,865

UBS Pension Plan:
Mutual funds	(122,993,533)	25,606,098
Manulife Financial Corporation	(3,973,987)	1,166,060
Group Annuity Contract (GAC 21)	(96,943)	92,144

	(127,064,463)	26,864,302
Interest and dividend income	1,047,274	1,198,029

	(126,017,189)	28,062,331

Total net realized and unrealized appreciation/depreciation in fair value of investments	$(568,365,726)	$93,837,196

Plan participants have the following investment options:

The GE Asset Management Premier Growth Fund seeks long-term growth of capital and future income. The fund invests at least 80% of assets in equity securities under normal market conditions. The fund invests primarily in a limited number of large and medium sized companies from a number of industries based on the merits of individual companies. It may also invest to a lesser extent in foreign securities and debt securities.

The Julius Baer International Equity Strategy Fund (Fund name changed effective October 1, 2008 to Artio International Equity Fund) is a non-US equity fund with some emerging markets equity exposure. The fund’s manager believes that well-diversified international equity portfolios provide better risk adjusted returns than overly concentrated portfolios. They can invest in companies of all sizes, although they normally have a preference for the liquidity that the larger companies provide. They seek companies where the stock price does not reflect the value of expected future cash flows. The fund’s benchmark is the MSEI Index

The Loomis Sayles Global Bond Fund (added to fund line-up effective June 2, 2008) seeks high total investment return through a combination of high current income and capital appreciation. The fund normally invests at least 80% of assets in fixed-income securities. It invests up to 20% of assets in lower rated fixed-income securities. The fund invests in fixed-income securities of any maturity.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 3	INVESTMENTS (continued)

The Loomis Sayles Global Bond Fund (continued)

The fund may also invest in mortgage-related securities, including mortgage dollar rolls.

The Royce Premier Fund seeks long-term growth of capital. The fund invests at least 80% of its net assets in the equity securities of “premier” companies. At least 65% of these securities will be issued by companies with stock market capitalizations up to $2.5 billion at the time of investment. The fund may invest up to 25% of assets in the securities of foreign issuers. The fund looks for companies it considers “premier” that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage, and that are trading significantly below estimates of their current worth.

The State Street Global Advisors Passive Bond Market Strategy Fund seeks to match the total rate of the Barclays Capital Aggregate Bond Index during a calendar year. It seeks to match the return of the Barclays Capital Aggregate Bond Index by investing in a portfolio that owns units of one or more well-diversified portfolios that hold securities representative of the domestic investment grade bond market. The underlying portfolio’s investments include U.S. Treasury, agency, corporate, mortgaged-backed, commercial mortgage-backed securities, and asset-backed securities.

The T. Rowe Price Personal Strategy Balanced Fund seeks the highest total return over time consistent with an emphasis on both capital growth and income. The fund invests in a diversified portfolio typically consisting of about 60% stocks, 30% bonds and 10% money market securities. This is a publicly traded fund.

The T. Rowe Price Personal Strategy Growth Fund seeks the highest total return over time consistent with a primary emphasis on capital growth and a secondary emphasis on income. The fund invests in a diversified portfolio typically consisting of about 80% stocks and 20% bonds and money market securities. This is a publicly traded fund.

The T. Rowe Price Personal Strategy Income Fund seeks the highest total return over time consistent with a primary emphasis on income and a secondary emphasis on capital growth. The fund invests in a diversified portfolio typically consisting of about 40% stocks, 40% bonds and 20% money market securities. This is a publicly traded fund.

UBS Global Asset Management, an indirect wholly owned subsidiary of UBS Americas is the investment advisor, administrator, and distributor for the following UBS funds that are mutual funds. UBS Global AM earns management fees from these funds. These fees for the mutual funds were paid by the participants; the fees for the collective trust(s) were paid by the company.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 3	INVESTMENTS (continued)

The UBS Global Allocation Fund seeks total return, consisting of capital appreciation and current income by investing in three major areas: stocks, bonds and cash. The fund invests in equity and fixed income securities of issuers located within and outside of the United States. The fund normally allocates assets between fixed income securities and equity securities. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of their purchase date. This is a publicly traded fund.

The UBS Global Bond Fund (removed from fund line-up June 1, 2008) seeks capital appreciation and current income. The fund invests primarily in investment grade debt securities of US and foreign governments and corporations. When selecting securities, management examines country bond exposures, interest rate sensitivity, and currency exposure. The fund’s benchmark is the Salomon World Government Bond Index, though it may deviate from the weightings in the index based on discrepancies it perceives between current market prices and fundamental values. The fund invests primarily in developed markets. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of their purchase date. This is a publicly traded fund.

The UBS Multi Asset Portfolio Collective Fund seeks to maximize total US dollar return without assuming unnecessary risk. It is a long-term, value-driven investment option providing diversification across global markets and asset classes. The fund invests in US and international (Global Ex-U.S.) stocks and bonds, as well as real estate and private markets. The fund’s benchmark is the Multiple Markets Index (MMI), which represents a well-diversified global investment portfolio. This is a collective trust fund.

The UBS Select Money Market Fund is a $7.5 billion SEC-registered mutual fund. Its intent is to seek preservation of capital, maintain high liquidity, and produce current income. It invests in a diversified portfolio of high quality, short-term,
US-dollar denominated money market instruments (i.e., “First Tier Securities”). It carries AAA ratings from S&P and Moody’s. This is a publicly traded fund.

The UBS Stock Fund invests in an individual employer security, providing performance that is in line with the performance of the underlying employer stock. The total return of company stock funds may reflect dividend payments to shareholders as well as capital appreciation or depreciation. Company stock funds are not diversified and therefore are considered riskier than the “diversified” broad market. Many hold a certain percent of assets in cash-equivalents for liquidity purposes. Therefore, the company stock fund may not reflect the exact performance of the underlying security over any given time period.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 3	INVESTMENTS (continued)

The UBS U.S. Equity Fund seeks capital appreciation and current income. The fund normally invests at least 80% of assets in US equities, which may include dividend-paying, common, and preferred stock. The fund emphasizes large cap stocks but may hold small and mid-cap stocks. The fund identifies discrepancies between a security’s fundamental value and its observed market price. These values estimates are then compared to current market prices and ranked against the other stocks in the valuation universe. This is a publicly traded fund.

The UBS U.S. Small Cap Growth Fund seeks long term capital appreciation. The fund invests at least 80% of assets in equity securities of U.S. small capitalization companies. Small capitalization companies are those companies with market capitalizations of $2.5 billion or less at the time of purchase. Investment in equity securities may include common stock and preferred stock. The fund may invest up to 20% of assets in foreign securities.

The UBS U.S. Bond Fund seeks to maximize total return, consisting of capital appreciation and current income. The fund normally invests at least 80% of assets in U.S. bonds. The fund may invest in bonds of any maturity, but generally invests in securities having an initial maturity of more than one year. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of their purchase date. This is a publicly traded fund.

The Vanguard Institutional Index Fund seeks investment results that correspond with the price and yield performance of the S&P 500 Index. The fund employs a passive management strategy designed to track the performance of the S&P Index, which is dominated by the stocks of large US companies. It attempts to replicate the target index by investing all of its assets in the stocks that make up the index. Effective December 1, 2007, the Vanguard 500 Index Fund, Admiral Shares, was replaced by the Vanguard Institutional Index Fund, Plus Shares.

The Vanguard Prime Money Market Fund seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests in high quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities. This is a publicly traded fund.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 4	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No.157). SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurement.

SFAS No. 157, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 4	FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the Plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Collective Short-Term Investment Fund: Valued at their outstanding balances, which approximate fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 4	FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008.

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
UBS Savings and Investment Plan:
Mutual Funds	$581,719,589	$387,876,845	$—	$969,596,434
UBS Common Stock	42,133,206	—	—	42,133,206
Collective Short-term Investment Fund	—	1,832,903	—	1,832,903

Total UBS Savings and Investment Plan	623,852,795	389,709,748	—	1,013,562,543

UBS Pension Plan:
Mutual Funds	—	260,515,453	—	260,515,453
Manulife Financial Corporation	2,853,162	—	—	2,853,162
Group Annuity Contract (GAC 21)	—	15,631,139	—	15,631,139
Collective Short-term Investment Fund		1,729,820	—	1,729,820

Total UBS Pension Plan	2,853,162	277,876,412	—	280,729,574

Total Investments at Fair Value	$626,705,957	$667,586,160	$—	$1,294,292,117

The following table sets forth by level, within the fair value hierarchy, the Plan’s non-Master Trust assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Participant loans	$—	$—	$14,769,523	$14,769,523

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008.
Level 3 Assets
Year Ended December 31, 2008

Participant Loans

Balance, beginning of year	$16,373,400
New loans issued, interest earned, and repayments (net)	(1,603,877)

Balance, end of year	$14,769,523

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 5	RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6	RELATED PARTY TRANSACTION

The Plan invests in common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2008, the Plan did not receive any common stock dividends from the Company.

In February 2008, the Board of Directors proposed at the Extraordinary General Meeting in Switzerland, and the UBS shareholders approved, to provide an entitlements offering in place of a cash dividend. Entitlements were awarded to shareholders in April 2008 with a trading period in April / May 2008. US Trust was appointed as Independent Fiduciary to make investment decisions with respect to the entitlements on behalf of the Plan participants and the proceeds were contributed to the UBS Stock Fund.

In April 2008, the Board of Directors proposed at the Annual General Meeting in Switzerland, and the UBS shareholders approved, to provide a discounted rights offering. Rights were awarded to shareholders in May 2008 with a trading period in May/June 2008. US Trust was appointed as Independent Fiduciary to make investment decisions with respect to the rights on behalf of the Plan participants and the proceeds were contributed to the UBS Stock Fund.

An application for a prohibited transaction exemption was filed with the Department of Labor in June 2008 with respect to both the entitlements offering and the discounted rights offering, and the exemption was granted, with retroactive effect, in May 2009.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 7	PLAN AMENDMENTS

The Plan was amended effective as of April 1, 2008 to provide that investment decisions with respect to entitlements and rights will be exercised on behalf of the Plan participants by an independent fiduciary. The Plan was amended effective October 1, 2008 to provide for employees involuntarily terminated in the fourth quarter of the plan year to be eligible to receive the Retirement Contribution.

NOTE 8	INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 9	TRANSFERS

During 2008, 45 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also, 36 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k)
Plus Plan. In aggregate, this resulted in a net transfer out of the Plan in the amount of $258,916.

During 2007, 79 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also, 73 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k) Plus Plan. In aggregate, this resulted in a net transfer out of the Plan in the amount of $1,002,111.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 10	SUBSEQUENT EVENTS

Effective January 30, 2009, the Company filed a plan reinstatement with the IRS for an updated letter of determination.

Effective February 1, 2009, the Plan was amended to have no participant be entitled to contribute to the Plan from their annual discretionary bonus payment in 2009.

During 2009, the Company laid off 425 employees, which resulted in a decrease in active Plan participation.

Effective July 1, 2009, the PIMCO Total Return Fund will be added to the fund line-up.

SUPPLEMENTAL SCHEDULE

UBS SAVINGS AND INVESTMENT PLAN
EIN #98-0186363 Plan #002
Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)
December 31, 2008

Principal
Amount or
Number of		Current
Shares	Description of Investments	Value

6,069,471	GE Asset Management Premier Growth Fund	$34,717,373
4,487,342	Artio International Equity Fund	110,277,292
1,442,842	Loomis Sayles Global Bond Fund	19,463,944
3,811,685	Royce Premier Fund	46,883,730
1,826,322	*State Street Global Advisors Passive Bond Market Strategy Fund	22,408,855
3,062,014	T. Rowe Price Personal Strategy Balanced Fund	40,449,206
1,963,319	T. Rowe Price Personal Strategy Growth Fund	29,253,456
871,991	T. Rowe Price Personal Strategy Income Fund	10,533,651
3,382,129	*UBS Global Allocation Fund	25,361,738

63,852	*UBS Multi Asset Portfolio Collective Fund	94,597,466
6,527,637	*UBS Select Money Market Fund	106,169,603
6,295,073	*UBS Stock Fund	42,798,994
4,924,571	*UBS U.S. Equity Fund	53,751,536
1,523,053	*UBS U.S. Small Cap Growth Fund	12,439,412
3,061,530	*UBS U.S. Bond Fund	24,539,385
2,108,661	Vanguard Institutional Index Fund	174,048,865
13,473,095	Vanguard Prime Money Market Fund	164,700,922
1,167,115	Collective Short-term Investment Fund	1,167,115

		1,013,562,543

	*Loans to participants, 0-25 years maturity, 6.00%-11.50%	14,769,523

		$1,028,332,066

*	Parties-in-interest
Cost information is not required because investments are participant directed.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board and Savings Plan Committee for the UBS Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
UBS Savings and Investment Plan

By:	/s/ Edward O’Dowd
Edward O’Dowd, a member of the
Retirement Board and Savings Plan Committee

By:	/s/ Barbara Amone
Barbara Amone, a member of the
Retirement Board and Savings Plan Committee

Dated: September 8, 2009